Exhibit 99.1

Senstar Technologies Corporation
119 John Cavanaugh Drive	T: +1-613-839-5572
Ottawa, ON
Canada K0A 1L0	www.senstartechnologies.com

Senstar Technologies Corporation
Reports Third Quarter 2024 Financial Results

Revenue growth of 8%

Business momentum remains strong; Senstar MultiSensor fully launched for sale

Continued focus on optimizing working capital and delivering positive cash from operations

Ottawa, Ontario, November 12, 2024 /PRNewswire/ -- Senstar Technologies Corporation (NASDAQ: SNT), a leading international provider of comprehensive physical, video and access control security products and solutions, today announced its financial results for the three and nine months ended September 30, 2024. Management will hold an investors' conference call later today (at 5 p.m. Eastern Time) to discuss the results.

Third Quarter 2024 Summary:

(Results for the three months ended September 30, 2024 compared to the three months ended September 30, 2023.)

•	Revenue of $9.7 million with gross margin of 68.0% compared to revenue of $9.0 million with gross margin of 56.5%

•	Operating expenses declined 3.6% to $4.8 million compared to $4.9 million

•	Net income of $1.3 million compared to a net loss of ($122,000)

•	EBITDA of $2.0 million compared to $322,000

•	Cash balance of $19.4 million, with no debt, as of September 30, 2024

Mr. Fabien Haubert, CEO of Senstar Technologies, stated, “Our growth in key verticals reflects a strategic focus on high-potential sectors and the effectiveness of our tailored solutions. In the third quarter, we achieved double-digit growth in our largest regions—the U.S. and EMEA—driving an 8% increase in overall revenue. This revenue growth, coupled with robust gross margin expansion and a substantial reduction in operating expenses, delivered a profitable quarter with a marked improvement in EBITDA.”

Mr. Haubert continued, “We are seeing accelerated growth in specific applications like data centers, solar farms and airport facilities. These sectors, which require high levels of security and reliability, are responding well to our MultiSensor technology and other solutions optimized for complex, high-demand environments. Our expansion into these areas extends our market reach and strengthens our ability to meet the evolving needs of the infrastructure sector.”

Third Quarter 2024 Financial Results Summary

Revenue for the third quarter of 2024 was $9.7 million, an increase of 8.2% compared with $9.0 million in the third quarter of 2023. Third quarter gross profit was $6.6 million, or 68.0% of revenue, compared with $5.1 million, or 56.5% of revenue, in the year ago quarter. The increase in gross margin was primarily due to product mix and price increases in the fourth quarter of 2023.

Operating expenses were $4.8 million, a decrease of 3.6% compared to the prior year's third quarter operating expenses of $4.9 million. The decrease in operating expenses is primarily attributable to streamlining of the corporate structure and realignment of resources implemented in 2023.

Operating income for the third quarter of 2024 was $1.8 million compared to $123,000 in the year-ago period. The improvement is primarily attributable to higher gross profit and lower operating expenses both on a dollar basis and as a percentage of revenue basis.

Financial income was $111,000 compared to financial expense of ($64,000) in the third quarter last year.

Net income in the third quarter of 2024 was $1.3 million, or $0.06 per share, compared to a net loss of  ($122,000), or ($0.01) per share, in the third quarter of last year.

EBITDA for the third quarter of 2024 was $2.0 million compared to $322,000 in the third quarter of 2023.

Cash, cash equivalents and short term bank deposits as of September 30, 2024 were $19.5 million, or $0.84 per share, compared with $14.9 million, or $0.64 per share, at December 31, 2023.

About our Non-GAAP Financial Information

The Company reports financial results in accordance with U.S. GAAP and also provides a non-GAAP measure, EBITDA. This non-GAAP measure is not in accordance with, nor is it a substitute for, GAAP measures. This non-GAAP measure is intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses EBITDA to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in the table below.

Earnings Conference Call Information:

The Company will host a conference call later today, November 12, 2024. The call will begin promptly at 5 p.m. Eastern Time, 10 p.m. UK Time. The Company requests that participants dial in 10 minutes before the conference call commences and use the conference ID number 13749786.

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Participant Dial-in Numbers:
Toll Free: 1-877-407-9716
Toll/International: 1-201-493-6779
UK Toll Free: 0 800 756 3429

The conference call will also be available via a live webcast at https://viavid.webcasts.com/starthere.jsp?ei=1694516&tp_key=d864cd5e09.

Replay Dial-in Numbers:
Toll Free: 1-844-512-2921
Toll/International: 1-412-317-6671
Replay Pin Number: 13749786

A replay of the call will be available on Tuesday, November 12, 2024, after 7:00 p.m. Eastern time through Tuesday, November 26, 2024, at 11:59 p.m. Eastern time, and available on the Senstar Technologies website at https://senstar.com/investors/investor-events/.

About Senstar Technologies Corporation

With innovative perimeter intrusion detection systems (including fence sensors, buried sensors, and above ground sensors), intelligent video-management, video analytics, and access control, Senstar offers a comprehensive suite of proven, integrated solutions that reduce complexity, improve performance, and unify support. For 40 years, Senstar has been safeguarding people, places, and property for organizations around the world, with a special focus on utilities, logistics, correction facilities and energy markets.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario), which we refer to collectively as forward-looking statements. These forward-looking statements are not limited to historical facts, but reflect Senstar’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “seek,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause actual activities or results to differ materially from the activities and results anticipated in forward-looking statements. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including those risks discussed under the heading “Risk Factors” in Senstar’s most recent Annual Report on Form 20-F filed with the SEC and in other filings with the SEC. These forward-looking statements are made only as of the date hereof, and, except as required by applicable law or regulation, Senstar undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

For more information:	IR Contact:
Senstar Technologies Corporation	Hayden IR
Alicia Kelly,	Kim Rogers,
Chief Financial Officer	Managing Director
Alicia.Kelly@senstar.com	Kim@HaydenIR.com
+1-541-904-5075

-- Tables follow –

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SENSTAR TECHNOLOGIES CORPORATION
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2024	2023	% change	2024	2023	% change
Revenue	9,701	8,969	8	25,518	23,855	7
Cost of revenue	3,109	3,898	(20)	9,200	10,067	(9)

Gross profit	6,592	5,071	30	16,318	13,788	18
Operating expenses:
Research and development, net	1,300	1,034	26	3,342	3,109	8
Selling and marketing	2,041	2,404	(15)	6,393	7,475	(14)
General and administrative	1,427	1,510	(5)	4,166	4,731	(12)
Total operating expenses	4,768	4,948	(4)	13,901	15,315	(9)

Operating income (loss)	1,824	123		2,417	(1,527)
Financial income (expenses), net	111	(64)		268	(98)

Income (loss) before income taxes	1,935	59		2,685	(1,625)

Taxes on income (tax benefits)	650	181		1,653	97

Net income (loss) attributable to Senstar’s shareholders	1,285	(122)		1,032	(1,722)

Basic and diluted net income (loss) per share	$0.06	$(0.01)		$0.04	$(0.07)

Weighted average number of shares used in computing basic and diluted net income (loss) per share	23,309,987	23,309,987		23,309,987	23,309,987

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SENSTAR TECHNOLOGIES CORPORATION
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024%	2023%	2024%	2023%

Gross margin	68.0	56.5	63.9	57.8
Research and development, net as a % of revenues	13.4	11.5	13.1	13.0
Selling and marketing as a % of revenues	21.0	26.8	25.1	31.3
General and administrative as a % of revenues	14.7	16.8	16.3	19.8
Operating margin	18.8	1.4	9.5	-
Net margin	13.2	-	4.0	-

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SENSTAR TECHNOLOGIES CORPORATION
 RECONCILIATION OF EBITDA TO NET INCOME (LOSS)
(All numbers expressed in thousands of US$)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023

GAAP income (loss)	1,285	(122)	1,032	(1,722)
Less:
Financial income (expenses), net	111	(64)	268	(98)
Taxes on income (tax benefits)	650	181	1,653	97
Depreciation and amortization	(185)	(199)	(552)	(729)
EBITDA	2,009	322	2,969	(798)

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SENSTAR TECHNOLOGIES CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	September 30,	December 31,
	2024	2023
CURRENT ASSETS:

Cash and cash equivalents	$19,383	$14,806
Short-term bank deposits	118	116
Restricted cash and deposits	6	6
Trade receivables, net	9,354	9,545
Unbilled accounts receivable	276	240
Other accounts receivable and prepaid expenses	1,819	2,448
Inventories	4,881	7,178

Total current assets	35,837	34,339

LONG TERM ASSETS:

Deferred tax assets	1,261	1,525
Operating lease right-of-use assets	606	842

Total long-term assets	1,867	2,367

PROPERTY AND EQUIPMENT, NET	1,481	1,589

INTANGIBLE ASSETS, NET	589	881

GOODWILL	10,922	11,090

TOTAL ASSETS	$50,696	$50,266

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SENSTAR TECHNOLOGIES CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	September 30,	December 31,
	2024	2023

CURRENT LIABILITIES:

Trade payables	$1,522	$1,650
Customer advances	174	187
Deferred revenues	2,466	2,878
Other accounts payable and accrued expenses	5,916	5,052
Short-term operating lease liabilities	261	297

Total current liabilities	10,339	10,064

LONG-TERM LIABILITIES:
Deferred revenues	1,170	1,415
Deferred tax liabilities	608	606
Accrued severance pay	290	296
Long-term operating lease liabilities	378	580
Other long-term liabilities	84	113

Total long-term liabilities	2,530	3,010

TOTAL SHAREHOLDERS' EQUITY	37,827	37,192

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$50,696	$50,266

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